December 20, 2005



Mr. Tomas W. Fuller
Chief Financial Officer
VCA Antech, Inc.
12401 West Olympic Boulevard
Los Angeles, California 90064-1022


	Re:	VCA Antech, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
      Filed May 9, 2005, August 8, 2005, and November 8, 2005
		File No. 001-16783


Dear Mr. Fuller:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies, page 52

b. Revenue Recognition, page 53

1. We note your policy of deferring revenue and cost of goods sold, in connection with multiple element arrangements, and subsequently recognizing these amounts "on a straight-line basis over the periods in which the maintenance services are being provided." Please clarify what these deferred amounts represent and identify the accounting guidance you are relying upon in support of your presentation.

s. Mandatorily Redeemable Partnership Interests, page 57

2. We note that you are required to purchase certain partner`s equity in the event of their death and that you have calculated the value of these liabilities to be $2.1 million and $2.2 million as of December
31, 2004 and 2003. Please provide a description of the methodology you use to determine the value of these liabilities and explain why these amounts have not been accrued. Specifically address SFAS 5 and
FIN 45 in your response.

Controls and Procedures, page 36

3. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-K requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-K,
Item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Forms 10-Q.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Tomas W. Fuller
VCA Antech, Inc.
December 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010